UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
FCA US LLC

(Exact name of the registrant as specified in its charter)

Delaware	000-54282	27-0187394
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1000 Chrysler Drive Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip code)
Thomas A. Finelli
Vice President, Purchasing and Supplier Quality
FCA US LLC
1000 Chrysler Drive
Auburn Hills, Michigan 48326
(248) 512-2950

(Name and telephone number, including area code, of the
person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Unless otherwise specified, the terms “we,” “us,” “our,” “FCA US,” and the “Company” refer to FCA US LLC, and its consolidated subsidiaries, or any one or more of them, as the context may require. “FCA” refers to Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, its consolidated subsidiaries (excluding FCA US) and entities it jointly controls, or any one or more of them, as the context may require.

Introduction

We design, engineer, manufacture, distribute and sell vehicles under the brand names Chrysler, Jeep, Dodge and Ram and the SRT performance vehicle designation. Our product lineup includes passenger cars, utility vehicles (including sport utility vehicles and crossover vehicles), minivans, trucks and commercial vans. We also sell automotive service parts and accessories under the Mopar brand name. In addition, we sell separately-priced service contracts to customers and provide contract manufacturing services to other vehicle manufacturers, primarily other affiliates of our parent company, FCA. As part of the FCA family of companies, we also manufacture certain vehicles in Mexico, which are distributed by us throughout North America and select markets and sold to FCA for distribution in other select markets. In addition, FCA manufactures certain vehicles for us, which we sell in the U.S. and internationally. All of our products contain tin, tantalum, tungsten, and gold (collectively, “3TG”) and a portion of those minerals may have originated from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (with the DRC, the “Covered Countries”).

We are committed to responsible sourcing and avoid knowingly using conflict minerals that support or fund inhumane treatment, including human trafficking, slavery, forced labor, child labor, torture and war crimes. Due to the complexity of our supply chain, we are dependent upon our suppliers to provide the information necessary to correctly identify the smelters and refiners that produce the 3TG in our products and take appropriate action to determine that these smelters and refiners source responsibly.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
FCA US has concluded that during 2014,

a)
FCA US has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry” we believe that a portion of the 3TG in our products originated or may have originated in the Covered Countries and are not from recycled or scrap sources.

Our reasonable country of origin inquiry employed a combination of measures to determine whether the 3TG in our products originated from the Covered Countries or came from recycled or scrap sources. Our primary means of determining country of origin of 3TG was by conducting a survey of our direct production, service, and after-market part suppliers (collectively, our “direct suppliers”) using the EICC/GeSI Conflict Minerals Reporting Template and the iPoint Conflict Minerals Platform. We surveyed all of our direct suppliers and received responses from direct suppliers representing 94.5% of the total amount spent on our 2014 procurement activities.

Item 1.02 Exhibit

Our Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015	FCA US LLC
(Registrant)
/s/ Thomas A. Finelli
Thomas A. Finelli
Vice President